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Exhibit 99.2

PRESS RELEASE

MAII HOLDINGS, INC. COMPLETES SALE OF MEDICAL BUSINESS TO ICN PHARMACEUTICALS

IRVING, Texas--(BW HealthWire)--Jan. 3, 2001--MAII Holdings, Inc. (Nasdaq/NM:MAII - news), formerly Medical Alliance, Inc., today announced that it completed the sale of its medical business assets to ICN Pharmaceuticals, Inc. (NYSE:ICN - news) for cash of $14.4 million. Paul R. Herchman, chairman of MAII Holdings, said, "We are pleased to have completed this transaction, which substantially strengthened the Company's financial position. Since August 2000, we have undertaken a process of identifying and evaluating potential opportunities. We believe that the completion of the asset sale to ICN Pharmaceuticals, removing a major uncertainty, and the enhanced balance sheet consisting of approximately $29 million in cash and only $2 million in liabilities, makes us an attractive candidate to parties interested in pursuing a transaction with us. The process is continuing, but there can be no assurance that we can be successful in identifying an attractive opportunity."
This press release contains forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described herein and in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999.